Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 28, 2012

VXX

iPath® S&P 500 VIX Short-Term Futures™ ETN

Note Description

The iPath® S&P 500 VIX Short-Term Futures™ ETN is designed to provide investors with exposure to the S&P 500 VIX Short-Term Futures™ Index Total Return.

Index Description

The S&P 500 VIX Short-Term Futures™ Index Total Return (the "Index") is designed to provide access to equity market volatility through CBOE Volatility Index® futures. The Index offers exposure to a daily rolling long position in the first and second month VIX futures contracts and reflects the implied volatility of the S&P 500® at various points along the volatility forward curve.

On September 21, 2012, Barclays Bank PLC announced that it intended to implement a 1 for 4 reverse split of the iPath® S&P 500 VIX Short-Term Futures™ ETN, with such reverse split to take effect on October 5, 2012. The press release announcing the reverse split is available at http://www.ipathetn.com/us/downloads/pdf/vxx-reverse-split-2012-press-release.pdf.

Note Details

Ticker	VXX
Intraday Indicative Value Ticker	VXX.IV
CUSIP	06740C261
ISIN	US06740C2614
Primary exchange	NYSE Arca
Yearly fee[1]	0.89%
Inception date	1/29/2009
Maturity date	1/30/2019
Issuer	Barclays Bank PLC
Callable ETN	No

Index Details

Index name	S&P 500 VIX Short-Term Futures™ Index TR
Composition	Futures on S&P 500 VIX
Number of components	2
Bloomberg index ticker	SPVXSTR
Inception date	1/22/2009
Base value and date	100,000 as of 12/20/2005
Index sponsor	S&P

Cumulative Index Return[2]



30%
0%
-30%
-60%
-90%
-120%
Jan 09
Jul 09
Jan 10
Jul 10
Jan 11
Jul 11
Jan 12
S&P 500 VIX Short-Term Futures™ Index TR

Source: S&P (based on daily returns 01/09-6/12 since Note inception date).

[2] *Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.*

Index Composition



CBOE VIX FUTURE JUL 12 55.05%
CBOE VIX FUTURE AUG 12 44.95%

Source: S&P, as of 6/30/2012. Index composition is subject to change.

[1] The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

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BARCLAYS

VXX

Annualized Performance, Standard Deviation And Correlation History

	3-month Return %	6-month Return %	1-Year Return %	3-Year Return %	5-Year Return %	Standard Deviation % Annualized[3]	Index Correlations[4]
S&P 500 VIX Short-Term Futures™ Index TR	-9.65	-57.84	-27.80	-61.60	n/a	72.52	1.00
S&P 500®	-2.75	9.49	5.45	16.40	0.22	16.11	-0.79
MSCI EAFE Index	-7.13	2.96	-13.83	5.96	-6.10	20.44	-0.78
MSCI Emerging Markets Index℠	-8.89	3.93	-15.95	9.77	-0.09	22.97	-0.71
Barclays U.S. Aggregate Bond Index	2.06	2.37	7.47	6.93	6.79	2.74	0.35
Dow Jones-UBS Commodity Index Total Return℠	-4.55	-3.70	-14.32	3.49	-3.65	17.59	-0.55

Source: BlackRock, S&P, MSCI, Barclays and Dow Jones-UBS, as of 6/30/2012.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 6/09-6/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[4] Correlations based on weekly returns for 6/09-6/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the "VIX Index"), the performance of the underlying index will depend on many factors including, the level of the S&P 500®, the prices of options on the S&P 500®, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500®, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

IP-VXX-0312

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VXX

Benefits	Risks
• May provide portfolio diversification and completion*	• No principal protection
• Ability to execute tactical views	• Credit risk of the issuer
• Interest Rate Management	• Concentration of index exposure
• Hedging Tool	• Minimum redemption value directly with issuer
• Exchange listed	• Market risk
• Daily redemption capabilities directly to issuer	• Yearly fee and applicable costs
• No tracking error to their specified underlying index**	

* Diversification does not protect against market risk.

** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN's fees and costs. One cannot invest directly in an index.

Your ETNs Are Not Linked to the VIX Index: The value of your ETNs will be linked to the value of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying your ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Your ETNs may not benefit from increases in the level of the VIX Index because such increases will not necessarily cause the level of VIX Index futures to rise. Accordingly, a hypothetical investment that was linked directly to the VIX Index could generate a higher return than your ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500™", and "S&P 500 VIX Short-Term Futures™" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. "VIX" is a registered trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. IP-0615-0912

IP-VXX-0612

Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com

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